Filed Pursuant to Rule 433
Registration No. 333-137945
April 20, 2007
PRICING TERM SHEET

Issuer:	Brookfield Asset Management Inc.

Security:	5.80% Notes due April 25, 2017

Size:	US$250,000,000

Trade Date:	April 20, 2007

Expected Settlement Date:	April 25, 2007

Maturity Date:	April 25, 2017

Coupon:	5.80%

Interest Payment Dates:	April 25 and October 25, commencing October 25, 2007

Price to Public:	99.730% (US$249,325,000)

Benchmark Treasury:	UST 4.625% due February 15, 2017

Benchmark Treasury Yield:	4.686%

Spread to Benchmark Treasury:	+ 115 bp

Yield:	5.836%

Redemption Provisions:

Make-Whole Call:	Any time at the greater of 100% and the adjusted treasury rate, plus 20 basis points.

CUSIP:	112585 AB0

Ratings:	Baa2 (Moody's Investors Service, Inc.)
A– (Standard & Poor's Ratings Services)
BBB+ (Fitch Ratings Ltd.)
A Low (Dominion Bond Rating Service Limited)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp.
Daiwa Securities America Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

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